UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ondello Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 22, 2013

Physical address of issuer
101 California Street, Suite 2710, San Francisco, CA 94111

Website of issuer
https://www.hellomd.com/

Current number of employees
26 full-time; 6 part-time

	December 31, 2018	December 31, 2017
Total Assets	$1,644,303	$3,962,956
Cash & Cash Equivalents	$1,408,494	$3,728,802
Accounts Receivable	$5,918	$7,000
Short-term Debt	$116,107	$1,148,386
Long-term Debt	$0	$0
Revenues/Sales	$1,412,783	$2,858,449
Cost of Goods Sold	$1,735,831	$1,626,572
Taxes Paid	$0	$0
Net Income	$-4,788,887	$-1,749,458

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2019

Ondello Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ondello, Inc. (the "Company") is a Delaware Corporation, formed on March 22, 2013. The Company is currently also conducting business under the name of HelloMD.

The Company is located at 101 California Street, Suite 2710, San Francisco, CA 94111.

The Company's website is https://www.hellomd.com/.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/hellomd/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

HelloMD attempts to provide a complete solution for the medical cannabis market, starting with a doctor's consultation over Telehealth, to product selection and advice, community advice and purchase / delivery options from hundreds of licensed retailers and brand partners.

On April 12, 2018, HelloMD created HelloMD Corporation, a corporation organized under the laws of Canada, which became a wholly-owned subsidiary of the Company in March 2019. HelloMD Corporation provides an online community for Canadian medical cannabis patients to connect with health practitioners, Licensed Producers and brands.

The Business Plan

HelloMD is a community of cannabis users, patients, retailers, brands, doctors, and others. We believe we are the leading educational community for medical cannabis in the US. Our technical platform is proprietary. We charge a fee for every consultation.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business has posted net operating losses since operations began in 2013.
We incurred losses of $1,749,458 and $4,788,887 for the years ended December 31, 2017 and 2018, respectively. The adverse effects of a limited operating history include reduced management visibility into forward sales, marketing costs, and customer acquisition, which could lead to missing targets for achievement of profitability.

We need additional capital to expand operations; if we do not raise additional capital, we will need to curtail our expansion plans.
Since our inception, we have financed our operations through revenue and through the sale of convertible notes. As of 31 December, 2018, we had approximately $1,408,494 in cash. If we fail to raise the minimum or maximum, to execute on our business plan successfully, we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

We may not be able to effectively manage growth.
The Company expects its growth to place a substantial strain on its managerial, operational and financial resources. The Company cannot assure that it will be able to effectively manage the

expansion of its operations, or that its facilities, systems, procedures or controls will be adequate to support its operations. The Company's inability to manage future growth effectively would have a material adverse effect on its business, financial condition and results of operations.

Our management may not be able to control costs in an effective or timely manner.
The Company's management has used reasonable efforts to assess, predict and control costs and expenses. However, the Company only has a short operating history upon which to base those efforts. Implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

The Company operates in a vertical with high compliance and regulatory requirements.
The Company has a community of cannabis users: doctors, patients, retailers and brands. The Company sells hemp-derived CBD products; however, it does not sell or distribute cannabis directly, instead this part of its business model depends on third-parties retailers. While the company is unlikely to face direct federal pressure; its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use.

Our business depends on developing and maintaining productive relationships with our doctors and vendors.
We depend on our doctors and vendors to provide consultations and quality products at favorable prices. Many factors outside our control, including but not limited, to product shortages, labor disputes, or transportation disruptions, could adversely affect our partner's ability to deliver to customer's quality products and services at favorable prices in a timely manner.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including user generated content, advertising and product innovation. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our marketing initiatives, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our supply partner's products.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.
We operate in a highly competitive environment. Our competition includes all other companies that are in the business of medicinal cannabis. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as

greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Breaches of our cybersecurity systems could degrade our ability to conduct our business operations and deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our software products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners. Computer programmers may attempt to penetrate our network security, or that of our website, and misappropriate our proprietary information or cause interruptions of our service. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. We have also outsourced a number of our business functions to third-party contractors, including our manufacturers and logistics providers, and our business operations also depend, in part, on the success of our contractors' own cybersecurity measures. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if our cybersecurity systems and those of our contractors fail to protect against unauthorized access, sophisticated cyberattacks and the mishandling of data by our employees and contractors, our ability to conduct our business effectively could be damaged.

Risks Related to Management and Personnel

We are highly dependent on the Services of our founder Mark Hadfield

Our future business and results of operations depend in significant part upon the continued contributions Mr. Mark Hadfield, CEO and Director. If we lose his services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to Mr. Hadfield, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours.

Our success also depends upon our ability to attract and retain numerous highly qualified employees. Although the Company's current management team has extensive business background, their experience is in industries unrelated to our business. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

BUSINESS

Description of the Business
HelloMD attempts to provide a complete solution for the medical cannabis market, starting with a doctor's consultation over Telehealth, to product selection and advice, community advice and purchase / delivery options from hundreds of licensed retailers and brand partners.

On April 12, 2018, HelloMD created HelloMD Corporation, a corporation organized under the laws of Canada, which became a wholly-owned subsidiary of the Company in March 2019. HelloMD Corporation provides an online community for Canadian medical cannabis patients to connect with health practitioners, Licensed Producers and brands.

Business Plan
HelloMD is committed to building a large community of cannabis consumers online. This includes members of the medical community (doctors and nurses), retailers, brand manufacturers, consultants and others. We have already achieved a degree of critical mass within the state of California with 130,000 registered users and over 400 retail and brand partners. We continue to see strong growth in all sectors of the community, and we anticipate that over time our community will number in the millions, with thousands of business partners across the country participating. Our unique strategy of user-generated content has created 15,000 pages of unique content including valuable questions and answers, and is increasing traffic to our website by up to 15% per month. As our community continues to grow, we intend to diversify the services we offer to customers and business partners. This will create new revenue opportunities for HelloMD from advertising services, and through the facilitation of e-commerce facilities for our partners and customers. As thousands of new doctors enter the medical cannabis market, we will add them to our community and enable them to connect with our patients. We will charge doctors for advertising placement, or directly book patient consultations on their behalf as we are doing in California. Our e-commerce capabilities will provide our customers with the ability to a) find the appropriate cannabis products for their health & wellness and b) identify purchase options from multiple sellers in our marketplace and c) make a purchase for fulfillment by one of our licensed retailers.

History of the Business
The Company was founded by Mark Hadfield in 2013. The initial goal was to connect doctors with patients online, for the purpose of medical consultations about their health concerns. Over time, we added the ability for partners to interact with our community, and for doctors to promote their services directly to our customers. In so doing, we created an ecosystem of patients, doctors, retailers, and brands who participate in the medical cannabis industry.

The Company's Products and/or Services

Product / Service	Description	Current Market

Health practitioner consultation (Canada & US)	US and Canada; we charge a fee for each health practitioner consultation	We built a community of cannabis users; patients, doctors, retailers, brands, and other partners
Membership sales (US only)	Membership fee for discounts on product purchases	Existing and new members
Cannabis product sales (US only)	Fulfilled by third-party retailers	Exisiting and new members
Hemp-derived CBD products (US only)	Shipped nationwide	Existing and new members

In 2018, we launched direct hemp-derived CBD sales throughout the US; as well as cannabis sales fulfilled by third-party retailers within California. We already have hundreds of sellers and thousands of product listings and prices.

We offer our health practitioner consultation service via our online website in both the US and Canada.

Competition
The Company's primary competitors are Eaze, Leafly, Weedmaps, and MassRoots. Additional competitors include Telehealth services in the cannabis industry.

We compete with several companies that have already achieved a level of scale beyond our own. Our competitors include companies offering Telehealth for cannabis, and we compete with them for customers and retail partnerships. Some of our competitors have more scale and resources than us. They also may have significant traction and Internet traffic with cannabis consumers. Additionally, the market is dynamic and undergoing significant growth. We believe that we are well-positioned for success over the long run due to our unique strategy of user-generated content, and the scale of our partner ecosystem which already numbers in the hundreds. For long-term success, it's important that we continue to grow our base of registered users, partners and content beyond California and internationally, as well as continue to build innovative new features that engage our community and provide new revenue potential for the company.

Supply Chain and Customer Base
Since we do not directly handle cannabis products, we do not have any suppliers.

Our customers include new consumers using cannabis products for health & wellness worldwide, and the brands, and retailers that support them. Our partners are not currently paying us fees, although this may change in the future.

Intellectual Property and Research and Development
Trademarks

Application or	Goods / Services	Mark	File Date	Registration Date	Country

Registration #					
No.4,659,066	Providing online marketplaces for sellers and buyers of medical services	'HelloMD'		December 23, 2014	United States

We are a software company which designs and builds our proprietary technology for the benefit of our customers and partners. In order to maintain and grow our ecosystem of users, doctors, retailers and others, we need to continue to design and engineer innovative new features and capabilities. Engineering and design amount to approximately 30% of our staff overhead, although this is expected to diminish marginally as the company matures.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
125 E Sir Francis Drake Blvd., STE 200, Larkspur, CA 94939	Lease	Lease agreement between Remillard Brick Kiln LLC, a California LLC, and Ondello Inc. DBA HelloMD, a California corporation. Terms extend to February 2023

Governmental/Regulatory Approval and Compliance
Federal scheduling of cannabis as Schedule 1 drug is a barrier to the industry. Any change of this classification would be impactful to the company. Cannabis is classified as a Schedule 1 illegal substance by the Federal government.

Although we are not in direct contact with cannabis, we are considered a marijuana-related business and are therefore affected by this classification. We take care to operate in full compliance with all state and local laws which differ from state to state. The federal government under the 'Cole Memo' has implemented a policy of not interfering with companies that operate within the laws of their local jurisdictions. As we expand our business into multiple new states beyond California, we will need to ensure we continue to abide by all local laws as may be implemented from state to state. These regulations are complicated and dynamic, which imposes a legal cost of compliance upon us. We are not required to obtain specific licensing for cannabis as we are a technology platform that does not directly come into contact with cannabis plants or products.

Litigation
None

Other
The Company's principal address is 101 California Street, Suite 2710, San Francisco, CA 94111.

The Company conducts business in California, and its wholly-owned subsidiary, HelloMD Corporation conducts business in Canada.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Trevor Harries-Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, March 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Yola.com, May 2008

Education
SAICA, CA, Accounting and Auditing
University of Cape Town, BComm, Accounting and IT

Name
J Patrick Barry

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, March 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CIO, Granite Hall Partners, Inc., December 2006

Education
Georgetown University, BS International Business

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mark Hadfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, March 2013 - Present

Education
University of KwaZulu – Natal, Bachelor of Commerce, Economics and Marketing Major

Name
Pamela Hadfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of UX, March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of UX, March 2013 - Present

Education
School of Visual Arts, MFA,
Massachusetts College of Art and Design, BFA, Illustration

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board or Directors)

Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 25 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Michael Litchfield	Full-time, Chief Marketing Officer	June 1, 2015	
Larry Lisser	Full-time, VP Business Development	June 1, 2015	
Pamela Hadfield	Full-time, UX	April 1, 2014	
Lisa Park	Full-time, VP of Content	June 16, 2017	
Patricia Frye, MD	Part-time, Chief Medical Officer	April 17, 2019	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Warrants
Amount outstanding	741,666 with an exercise price of $0.01 per share with expiration between 2023-2025
Voting Rights	No
Anti-Dilution Rights	No

How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by holders of the Series A Preferred Stock (assuming conversion of convertible securities)	2.7732%

Type of security	Series A Preferred Stock
Amount outstanding	8,987,620
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by holders of the Series A Preferred Stock (assuming conversion of convertible securities)	39.9462%

The Company has the following debt outstanding:

None.

Ownership
A majority of the Company is owned by the founder Mark Hadfield.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mark Hadfield	35.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements were not reviewed by a CPA and were not audited.

Operations

For the year ended December 31, 2018, we recorded net revenues of $1,408,494 compared to $3,728,802 on December 21, 2017.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2018, the company's total operating expenses were $4,463,202.

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we intend to scale and expand revenue streams.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: expanding product sales through fulfillment through their partners.

Liquidity and Capital Resources

Although the proceeds of this offering are not necessary to the survival of the Company, in order for it to achieve its proposed business plan the proceeds of this offering or other resources are necessary.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

The post-money valuation ascribed to the Company is $44,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Stock (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series A Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mark Hadfield
(Signature)

Mark Hadfield
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Hadfield
(Signature)

Mark Hadfield
(Name)

CEO and Director
(Title)

May 1, 2019
(Date)

/s/ Trevor Harries Jones
(Signature)

Trevor Harries Jones
(Name)

Director
(Title)

May 1, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

April 29, 2019

Ondello, Inc.
Company Certified Financials

I, Mark Hadfield, certify that the financial statements of Artesian CPA, provided with this Form are true and complete in all material respects.

Mark Hadfield
CEO, Ondello, Inc.

Ondello, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2018 and 2017

Ondello, Inc.

TABLE OF CONTENTS

ONDELLO, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,408,494	$ 3,728,802
Prepaid expenses	35,851	30,589
Accounts receivable	5,918	7,000
Due from related party	1,836	-
Total Current Assets	1,452,099	3,766,391
Non-Current Assets:		
Deposits	100,000	100,000
Intangible asset, trademarks	10,000	10,000
Property and equipment, net	82,204	86,565
Total Non-Current Assets	192,204	196,565
TOTAL ASSETS	$ 1,644,303	$ 3,962,956
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 79,046	$ 63,960
Deferred rent	37,061	8,369
Deferred compensation	-	1,041,961
Term loan - current portion	-	34,096
Total Current Liabilities	116,107	1,148,386
Total Liabilities	116,107	1,148,386
Stockholders' Equity (Deficiency):		
Preferred Stock, $0.0001 par, 9,100,000 and 8,250,000 shares authorized, 8,987,620 and 7,892,382 shares issued and outstanding, liquidation preference of $9,437,001 and $8,287,001, as of December 31, 2018 and 2017, all respectively	899	789
Common Stock, $0.0001 par, 27,850,000 and 25,000,000 shares authorized, 32,764,854 and 13,211,718 shares issued and outstanding, 32,290,421 and 11,918,282 shares vested, as of December 31, 2018 and 2017, all respectively	3,276	1,321
Additional paid-in capital	9,858,796	6,358,048
Stock subscription receivable	(1,182)	(882)
Accumulated deficit	(8,333,593)	(3,544,706)
Total Stockholders' Equity (Deficiency)	1,528,196	2,814,570
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 1,644,303	$ 3,962,956

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

ONDELLO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 1,412,783	$ 2,858,449
Costs of net revenues	(1,735,831)	(1,626,572)
Gross profit/(loss)	(323,048)	1,231,877
Operating Expenses:		
General & administrative	1,609,923	1,228,355
Sales & marketing	1,843,315	1,130,521
Development	1,009,964	589,324
Total Operating Expenses	4,463,202	2,948,200
Loss from operations	(4,786,250)	(1,716,323)
Other Income/(Expense):		
Interest income	360	-
Interest expense	(2,997)	(33,135)
Total Other Income/(Expense)	(2,637)	(33,135)
Provision for income taxes	-	-
Net loss	$ (4,788,887)	$ (1,749,458)

See accompanying notes, which are an integral part of these financial statements.

ONDELLO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2016	-	$ -	10,521,718	$ 1,052	$ 630	$ (882)	$ (1,795,248)	$ (1,794,448)
Issuance of preferred stock for cash	5,524,414	552	-	-	5,800,083	-	-	5,800,635
Conversion of notes payable to preferred stock	2,218,414	222	-	-	523,873	-	-	524,095
Issuance of preferred stock as broker commission	149,554	15	-	-	157,017	-	-	157,032
Offering costs	-	-	-	-	(401,912)	-	-	(401,912)
Common stock issued for services	-	-	2,690,000	269	278,357	-	-	278,626
Net loss	-	-	-	-	-	-	(1,749,458)	(1,749,458)
Balance at December 31, 2017	7,892,382	789	13,211,718	1,321	6,358,048	(882)	(3,544,706)	2,814,570
Issuance of preferred stock for cash	1,095,238	110	-	-	1,149,890	-	-	1,150,000
Issuance of common stock - HelloMD Corporation	-	-	19,253,136	1,925	1,998,060	-	-	1,999,985
Exercise of warrants	-	-	300,000	30	270	(300)	-	-
Vesting expense on common stock issued for services	-	-	-	-	352,528	-	-	352,528
Net loss	-	-	-	-	-	-	(4,788,887)	(4,788,887)
Balance at December 31, 2018	8,987,620	$ 899	32,764,854	$ 3,276	$ 9,858,796	$ (1,182)	$ (8,333,593)	$ 1,528,196

ONDELLO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (4,788,887)	$ (1,749,458)
Adjustments to reconcile net loss to net cash used in operating activities:		
Fair value of vested common stock issued for services	352,528	278,626
Deferred compensation	-	134,676
Depreciation	23,068	11,925
Loss on asset disposal	-	2,792
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	1,082	(7,000)
(Increase)/Decrease in prepaid expenses	(5,262)	(30,089)
(Increase)/Decrease in deposits	-	(100,000)
Increase/(Decrease) in accounts payable	15,086	23,674
Increase/(Decrease) in deferred rent	28,692	8,369
Increase/(Decrease) in accrued interest payable	-	19,780
Net Cash Used In Operating Activities	(4,373,693)	(1,406,705)
Cash Flows From Investing Activities		
Purchase of property and equipment	(18,707)	(72,042)
Net Cash Used In Investing Activities	(18,707)	(72,042)
Cash Flows From Financing Activities		
Proceeds from issuance of preferred stock	1,150,000	5,800,635
Proceeds from issuance of common stock	1,999,985	-
Offering costs	-	(244,880)
Repayments of deferred compensation	(1,041,961)	(367,835)
Repayments on term loans	(34,096)	(40,312)
Repayments to related parties	(1,836)	(90,660)
Net Cash Provided By Financing Activities	2,072,092	5,056,948
Net Change In Cash	(2,320,308)	3,578,201
Cash at Beginning of Period	3,728,802	150,601
Cash at End of Period	$ 1,408,494	$ 3,728,802
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 2,997	$ 14,698
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing		
Conversion of notes payable to preferred stock	$ -	$ 524,095
Broker commissions paid in preferred stock	$ -	$ 157,032

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Ondello, Inc. and subsidiaries (the "Company"), is a corporation organized March 22, 2013 under the laws of Delaware. The Company does business as HelloMD. The Company provides an online community for medical cannabis patients to connect patients, doctors, retailers, and brands. The Company is headquartered in California.

Perry Solomon, MD, Inc., is a corporation organized under the laws of California on April 3, 2017. On April 17, 2017, the Company changed its name to DiscreteMD, Inc. The Company considered DiscreteMD, Inc. as a variable interest entity (VIE) as discussed in Note 2, and therefore has consolidated its activity into these consolidated financial statements.

On April 12, 2018, the Company created HelloMD Corporation, a corporation organized under the laws of Canada. HelloMD Corporation became a wholly owned subsidiary of the Company in March 2019 under an acquisition transaction discussed in Note 4 and has been retroactively consolidated to these financial statements as discussed in Note 2. The results of this Company have been consolidated with the Company in these consolidated financial statements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Principles of Consolidation

The Company consolidates all entities that it controls through a majority voting interest or otherwise and the accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiary and a certain variable interest entity (VIE). All intercompany transactions, balances, and profits have been eliminated in consolidation.

As discussed in Notes 1 and 4, 100% of outstanding shares of HelloMD Corporation were acquired by Ondello, Inc. in March of 2019. In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. These consolidated financial statements as of December 31, 2018 and 2017 and for the years then ended are accordingly adjusted as though the acquisition occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts HelloMD Corporation for the periods presented. All significant intercompany transactions have been eliminated in consolidation.

A VIE is an entity that lacks one or more characteristics of a voting interest entity. In accordance with the amended consolidation criteria outlined in ASC 810, Consolidation, the Company consolidates entities that are VIEs where it holds a controlling financial interest and is thereby deemed to be the primary beneficiary. In determining whether the Company is the primary beneficiary, analyses are performed to evaluate the economic interests held by the Company and its subsidiaries and affiliates. A controlling financial interest is defined as (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether they are the primary beneficiary of a VIE through a qualitative analysis that identifies which variable interest holder has the controlling financial interest in the VIE. In performing the analysis, the Company consider all relevant facts and circumstances, including: the design and activities of the VIE, the terms of the contracts the VIE has entered into, the nature of the VIE's variable interests issued and how they were negotiated with or marketed to potential investors, and which parties participated significantly in the design or redesign of the entity.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. For the years ended December 31, 2018 and 2017, the Company wrote off $7,000 and $0 of its accounts receivable as bad debt expense. As of December 31, 2018 and 2017, the Company recorded allowances of $0 and $2,972 against its accounts receivable, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 5 years for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $23,068 and $11,925 for the years ended December 31, 2018 and 2017, respectively.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Computers and equipment	$ 128,076	$ 109,369
Accumulated depreciation	(45,872)	(22,804)
Property and equipment, net	$ 82,204	$ 86,565

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2018 and 2017, respectively, the Company had net operating loss carryforwards of $7,415,750 and $1,868,940, deferred compensation of $0 and $1,076,662 that is not tax deductible until payment, temporary differences in depreciation between GAAP basis and tax basis, and various other GAAP-to-tax differences. The Company pays Federal and California income taxes at rates of approximately 21% (34% in 2017) and 8.8%, respectively, and has used an effective blended rate of 28.0% (39.8% in 2017) to derive net tax assets of $2,184,667 and $1,457,670 as of December 31, 2018 and 2017, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 deferred tax assets. This rate change reduced the Company's net deferred tax assets from 2017 and prior by $423,174.

The Company files U.S. federal and state income tax returns. The 2018 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $4,788,887 and $1,749,458 for the years ended December 31, 2018 and 2017, respectively, and has not yet generated profits. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

Capital Structure – Ondello, Inc.

The Company authorized 25,000,000 shares of common stock at $0.0001 par value. On July 11, 2017, the Company amended and restated its articles of incorporation, authorizing 25,000,000 shares of $0.0001 par value common stock and 8,250,000 shares of $0.0001 par value preferred stock.

On March 23, 2018, the Company amended and restated its articles of incorporation, authorizing 27,850,000 shares of $0.0001 par value common stock and 9,100,000 shares of $0.0001 par value preferred stock.

The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and mandatory conversion upon a qualifying IPO. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($1.05) per share, providing a total liquidation preference of $9,437,001 and $8,287,001 as of December 31, 2018 and 2017, respectively. Preferred stockholders are entitled to equal voting rights to common stockholders on an as-converted basis. Dividend rights are equal and prorate for common stockholders and preferred stockholders.

As of each December 31, 2018 and 2017, 32,764,854 and 13,211,718 shares of common stock were issued and outstanding, and 8,987,620 and 7,892,382 shares of preferred stock were issued and outstanding, all respectively.

All common stock issuances to date were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

Unvested shares totaled 474,433 and 1,293,436 as of December 31, 2018 and 2017, respectively. Unvested shares vest over a weighted average period of 8 months as of December 31, 2018.

Common Stock Issuances – Ondello, Inc.

In 2015, the Company issued a total of 700,000 shares of common stock to two employees at $0.001 per share. In 2015, an employee of the Company terminated services with the Company, and resultantly, the Company repurchased 2,250,000 unvested shares of common stock from the employee at the original purchase price of $0.0001 per share.

In March 2017, the Company issued 70,000 shares of common stock to a service provider under a restricted stock purchase agreement, where shares vest prorata over 24 months, commencing March 15, 2017. In March 2017, the Company issued a total of 2,620,000 shares of common stock to two employees for $0.01 per share under restricted stock purchase agreements, where 1,037,207 of these shares vested immediately and the remaining unvested shares vest monthly commencing April 1, 2017 at 54,584 per month. The Company determined its common stock's fair value at the issuance date and used such to determine the total value of the stock issuances to be $847,350 which it will recognize ratably over these stock grant's vesting periods. For the years ended December 31, 2018 and 2017, recognized compensation was $352,528 and $278,626, while unrecognized compensation expense amounts to $216,196 and $568,724 as of December 31, 2018 and 2017, which will be recognized over a weighted average remaining vesting period of 8 months and 20 months, all respectively.

In 2018, 300,000 of warrants were exercised at an exercise price of $0.001. The exercise of warrants resulted on the issuance of 300,000 shares of common stock.

Preferred Stock Issuances – Ondello, Inc.

In 2017, the Company issued 5,524,414 shares of Series A Preferred Stock at $1.05 per share, providing cash proceeds of $5,800,635. Offering costs of $401,912 were incurred in conjunction with this offering, inclusive of the issuance of 149,554 shares of Series A Preferred Stock valued at $157,032 ($1.05 per share).

As discussed in Note 6, $524,095 of outstanding principal and accrued interest on convertible notes was converted into 2,218,414 shares of Series A Preferred Stock during the year ended December 31, 2017.

In 2018, the Company issued 1,095,238 shares of Series A Preferred Stock at $1.05 per share, providing cash proceeds of $1,150,000.

Stock Plan – Ondello, Inc.

On Mach 23, 2018, the Company has adopted the 2018 Stock Plan, (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 3,503,400 shares of common stock as of December 31, 2018. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and subject to term and conditions of the stock plan. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. The options vesting schedule will be determined on the grant date of the options. Shares available for grant under the Plan amounted to 3,503,400 as of December 31, 2018.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Capital Structure and Stock Issuances – HelloMD Corporation

The Company authorized unlimited shares of common stock with no par value. Shareholders are restricted from transfer of shares, except as approved by its board of directors or by consent from 51% of the voting shares outstanding.

During the period from HelloMD Corporation's inception (April 12, 2018) to December 31, 2018, it issued a total of 24,324,056 shares of its common stock for gross proceeds of $1,999,985. These issuances have been reflected in the statement of changes in stockholders' equity on an as-converted basis to reflect retroactive treatment of this activity as discussed in Note 2, resulting in being presented as the issuance of 19,253,136 shares of Ondello, Inc.'s common stock.

Subsequent to December 31, 2018, HelloMD Corporation's shareholders agreed to exchange 100% of HelloMD Corporation's outstanding shares of common stock (24,921,748 shares at the exchange date) with Ondello, Inc. for 19,726,225 shares of Ondello, Inc.'s common stock.   Under this exchange transaction, HelloMD Corporation became a wholly owned subsidiary of Ondello, Inc. As HelloMD Corporation was under common control of Ondello, Inc., the financial activity of HelloMD Corporation have been retroactively adjusted into these consolidated financial statements, as further discussed in Note 2.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 5: WARRANTS

The Company issued stock warrants to various persons and companies in 2013-2014, for total issuances of 1,041,666. All but two agreements vested at issuance, with the other two being on 2014 issuances that completed vesting in 2015, and therefore all warrants are fully vested as of December 31, 2018 and 2017. The warrants expire between 2023 and 2024, which a weighted average duration to expiration of 6 years as of December 31, 2018. A summary of information related to warrants as of December 31, 2018 and 2017 is as follows:

	December 31, 2018		December 31, 2017	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	1,041,666	$ 0.001	1,041,666	$ 0.001
Granted	-	$ -	-	$ -
Exercised	(300,000)	$ 0.001	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	741,666	$ 0.001	1,041,666	$ 0.001
Exercisable at end of year	741,666	$ 0.001	1,041,666	$ 0.001
Weighted average grant date fair value of warrants granted during year	N/A		N/A	
Weighted average duration to expiration of outstanding warrants at year-end (years)	6		6	

The Company measures warrants at grant-date fair value and recognizes associated expenses on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of warrants requires the input of subjective assumptions, including the fair value of the Company's common stock, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its warrants. The assumptions used in calculating the fair value of warrants represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, warrant related expenses could be materially different for future warrant issuances.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 6: DEBT

DealStruck Loan

The Company entered into a financing arrangement with Dealstruck in 2016. The balance due as of December 31, 2018 and 2017 was $0 and $34,096, respectively. This loan bears interest at approximately 24%, requires biweekly payments of $2,064, and matured in August 2018. Interest expense on this note was $2,997 and $14,698 for the years ended December 31, 2018 and 2017, respectively.

Convertible Notes Payable

In 2013-2014, the Company issued five convertible notes payable for total principal of $325,000. The convertible promissory notes bear interest at 10% (one note for $100,000 principal is instead at 5% interest). The convertible notes matured after 24-30 month terms between June 2015 and March 2017.

A convertible note payable was issued in 2016 for $100,000 principal, bearing interest at 3%, and maturing in April 2019.

The notes' principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock (as further defined in the agreement, with the financing required to exceed $2,000,000 for $325,000 of the notes and $6,000,000 for $100,000 of the notes) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $3,000,000 for $100,000 of principal, $6,000,000 for $125,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement).

If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $6,000,000 for $225,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement).

During 2017, the Company's equity financings triggered conversion of these notes into preferred stock. The outstanding principal balances totaling $425,000, together with accrued interest totaling $99,095 as of the conversion dates were converted into a total of 2,218,414 shares of Series A Preferred Stock. The conversion prices ranged from $0.13 to $0.42 per share, with each based on the pre-money valuation cap conversion provision. No beneficial conversion feature discounts were recorded as the conversions were at valuation caps that exceeded the Company's estimate of the fair value of its common stock at the note issuance dates. Interest expense of $19,779 was recognized on these notes during the year ended December 31, 2017 and prior to the conversions.

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS AND BALANCES

Several employees and officers of the Company agreed to defer portions of their salaries annually since inception. The balances due under these arrangements were $0 and $1,041,961 as of December 31, 2018 and 2017, respectively. These balances bear no interest and are payable at the discretion of the Company's board of directors.

NOTE 8: CONTINGENCIES, RISKS, AND UNCERTAINTIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company operates within the cannabis industry, which is federally illegal and therefore creates various risks and uncertainties that cannot be predicted or quantified at this time.

NOTE 9: LEASE COMMITMENTS

On August 1, 2017, the Company entered into a lease agreement with a 65-month term, commencing September 15, 2017 and ending February 14, 2023. Base rent under this lease is initially $30,589 per month for September 15, 2017 through February 1, 2019, then escalates annually on February 1 of each year by 4%. The lease required a $100,000 security deposit. Lease expense on this contract for the years ended December 31, 2018 and 2017 were $395,760 and $115,430, respectively. Future payment obligations under this lease agreements are as follows:

Year Ended December 31,	Payments
2019	$ 380,527
2020	395,748
2021	411,578
2022	428,041
2023	53,677
Total Payments	$ 1,669,572

NOTE 10: SUBSEQUENT EVENTS

Acquisition and Associated Common Stock Issuances

In March of 2019, HelloMD Corporation's shareholders agreed to exchange 100% of HelloMD Corporation's outstanding shares of common stock (24,921,748 shares at the exchange date) with Ondello, Inc. for 19,726,225 shares of Ondello, Inc.'s common stock. Under this exchange transaction, HelloMD Corporation became a wholly owned subsidiary of Ondello, Inc. As HelloMD Corporation was under common control of Ondello, Inc., the financial activity of HelloMD Corporation have been retroactively adjusted into these consolidated financial statements, as further discussed in Note 2.

No assurance is provided

ONDELLO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

Amended Articles of Incorporation

In 2019, the Company amended and restated its articles of incorporation increasing the number of authorized common stock from 27,850,000 to 55,000,000 shares. The Company's authorized preferred stock was also designated as Series A Preferred Stock and assigned certain rights and preferences.

Convertible Note

In 2019, the Company issued $4,000,000 convertible notes, which bears interest of 4% per annum with all principal and interest due and payable on the third anniversary (ranging from January 2022 to April 2022) of the agreement. The issued convertible note is part of a series of similar convertible notes in an offering of up to $20,000,000. In the event that the Company issues and sells shares of its equity securities to investors on or before the date of the repayments in full of the notes in an equity financing resulting in gross proceeds of at least $15,000,000, then the outstanding principal balance and interest of the notes shall automatically convert into equity securities at a conversion equal to the lesser of (a) price per share equal to 80% of the cash price per share paid by the other purchasers of the equity securities sold in a qualified financing and (b) amount obtained by dividing valuation cap by the Company's fully-diluted capitalization (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the notes and any other convertible notes or convertible securities. All accrued interest on the note shall be converted into equity securities on the same terms as the principal of the notes.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2019, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.